YUKON-NEVADA GOLD CORP. CLOSES PRIVATE PLACEMENT

Vancouver, BC – May 12, 2010 – Yukon-Nevada Gold Corp. (the “Company”) (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) is pleased to announce that, further to its news release of April 28, 2010, the Company has closed its private placement for gross proceeds of $9,503,749.74, from the issuance of an aggregate of 34,559,090 flow-through shares (the “FT Shares”) at $0.275 per FT Share in two tranches. The Agent for the brokered portion of the private placement was Byron Securities Limited (the “Agent”).

In connection with the brokered component of the private placement, the Company paid to the Agent a commission of $527,999.98 cash and 640,000 share purchase warrants (the “Agent’s Warrants”). The Agent also received a Corporate Finance Fee of $50,000 cash (plus GST) and 60,000 Agent’s Warrants. Each Agent’s Warrant will entitle the Agent to purchase one Common Share of the Company for a period of two years at an exercise price of $0.275 Common Share.

On May 6, 2010, the Company closed the non-brokered component of the private placement for 8,959,091 FT Shares, and proceeds of $2,463,750. There was no finder’s fee or commission payable with respect to the non-brokered private placement.

All securities issued pursuant to these private placements are subject to a four month hold period, commencing on their respective closing dates.

The proceeds from the private placements will be used on the continued exploration of the Company’s Ketza River Property, Yukon Territory.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties in addition to the planned acquisitions mentioned above.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Investor Relations Manager	Director of Operations
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.